Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 26, 2020

Ms. Elisabeth Bentzinger Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 158 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 158”)

Dear Ms. Bentzinger:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 7, 2020, with respect to Amendment No. 158. Amendment No. 158 was filed on August 28, 2020 and included disclosure with respect to the SPDR Blackstone / GSO Senior Loan ETF, SPDR MFS Systematic Core Equity ETF, SPDR MFS Systematic Growth Equity ETF and SPDR MFS Systematic Value Equity ETF (each, a “Fund,” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 158.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 158. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 158.

Prospectus

1.	Comment: In the introduction to the Example table in the Fund Summary section for each Fund, please consider revising the second sentence as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and ~~then~~ either hold or sell all of your Fund Shares at the end of those periods.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response:    The Registrant notes the current disclosure tracks what is required by Item 3 of Form N-1A and, therefore, believes the current disclosure is appropriate.

2.

Comment:    Please consider supplementing the principal risks discussions to address the following risks associated with ETFs: (i) an active trading market may not be developed or maintained for ETF shares, and (ii) in times of market stress, Authorized Participants may not be willing or able to execute creation and/or redemption orders, which could lead to a variation between the market price of ETF shares and their underlying value.

Response:    With respect to (i), the Registrant notes the “Trading Issues” discussion included in the “Non-Principal Risks” section of the Prospectus includes a statement that an active trading market may not be developed or maintained for ETF shares. With respect to (ii), the Registrant notes the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion included in the “Non-Principal Risks” section of the Prospectus includes a statement that if authorized participants exit the business or become unable to process creation and/or redemption orders, Fund shares may trade at a material discount to NAV. The Registrant believes the current placement of these discussions is appropriate. In particular, the Adviser notes that, based on its over twenty years of experience managing ETFs, it does not consider the issues discussed in “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” or “Trading Issues” to be principal risks of the Funds that are likely to have a material impact on shareholders.

3.

Comment:    Please revise the “Liquidity Risk” discussion in the principal risks section to discuss that during stressed market conditions, Fund shares may become illiquid which could lead to differences between the market price and underlying value of the shares.

Response:    The Registrant believes that even during stressed market conditions shares of the Funds do not become illiquid, but rather certain securities in a Fund’s portfolio may become illiquid. The Registrant believes that the current liquidity risk disclosure accurately and appropriately describes the principal risks of illiquidity during stressed market conditions. The Registrant notes, however, that the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion included in the “Non-Principal Risks” section of the Prospectus includes a statement that if authorized participants, market makers and/or liquidity providers exit the business, become unable to process creation and/or redemption orders and/or significantly reduce their business activities, Fund shares may trade at a material discount to NAV.

4.

Comment:    The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the Fund Summary for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summary. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure. In addition, please include each Fund’s policy with respect to concentration and non-diversification in the “Additional Strategies Information” section, as required by Item 9(b)(1) of Form N-1A.

Response:    The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies, and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that

General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund.

Instruction 4 to Item 9(b)(1) of Form N-1A states to disclose any policy to concentrate in securities of issuers in a particular industry or group of industries. The Registrant notes that no Fund has such a policy (i.e., the Funds do not concentrate their investments in any particular industry or group of industries). In addition, Item 4(b)(1)(iv) of Form N-1A requires, if applicable, a statement that a Fund is non-diversified along with a description of the effects of non-diversification and a summary of the risks of investing in a non-diversified fund. The Registrant notes that each Fund is classified as a “diversified” fund, as stated in the “Diversification Status” discussion in the SAI, consistent with Item 16 of Form N-1A.

5.

Comment:    The Staff notes that for the SPDR Blackstone / GSO Senior Loan ETF, the risk chart included in Item 9 identifies a number of principal risks of the Fund that are not included in Item 4. Please revise to include corresponding risk disclosure in Item 4.

Response:    The risks identified in Item 9 for the SPDR Blackstone / GSO Senior Loan ETF that are not included in Item 4 are intended to supplement and enhance certain summary Item 4 risk discussions. As a result, the Registrant believes the current disclosure is appropriate.

6.

Comment: Please revise the “Interest Rate Risk” discussion included in Item 9 to (i) note that interest rates are currently at historic lows, and (ii) discuss more specifically the types of governmental intervention undertaken and the potential impacts on a Fund.

Response:    With respect to (i), the Registrant has updated the “Debt Securities Risk” discussion to note that interest rates are at historic lows. With respect to (ii), the Registrant notes the current disclosure included in the “Market Risk” discussion in the principal risks section in Item 9 discusses actions taken by governments and central banks in response to COVID-19.

Part C

7.

Comment:    On the signature page of the Part C, Mr. Rosenberg’s title is listed as “Treasurer and Principal Financial Officer.” Please revise Mr. Rosenberg’s title to also include “Principal Accounting Officer” or “Comptroller,” or explain why this is not appropriate.

Response: Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Andrew DeLorme, Esq.

W. John McGuire, Esq.